

April 25, 2013

Via U.S. mail
Tan Sri Barry Goh Ming Ghoon
Chief Executive Office
Odenza Corp.
N. 45, 47 & 49, Jalan USJ 21/11
47630 UEP Subang Jaya
Selangor Darul Ehsan, Malaysia

> **Re:**   **Odenza Corp.**
> **Item 4.01 Form 8-K**
> **Filed April 24, 2013**
> **File No. 000-54301**

Dear Mr. Barry Goh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 24, 2013

1.   Please revise your disclosure to explicitly state whether PLS CPA *resigned*, *declined to stand of re-election* or was *dismissed* on April 12, 2013. We refer you to the guidance at Item 304(a)(1)(i) of Regulation S-K.

2.   Please amend your filing to state whether the former accountant's report on your financial statements for either of the past two fiscal years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

3.   Please amend your filing to state whether during your two most recent fiscal years and any subsequent interim period preceding such termination of service with your former accountant there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its report. We refer you to Item 304(a)(1)(iv) of Regulation S-K.

4.   We remind you to provide a letter furnished by your former accountant regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant